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03003645

February 3, 2003

SUPPL

03 FEB -5 AM 7:21

**BY COURIER**

**SECURITIES AND EXCHANGE COMMISSION**
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

RE: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b), a copy of the Company's consolidated revenues for the fourth trimester 2002 that the Company has made public.

The statement indicates that, at its current scope of consolidation, the Company's consolidated revenues for the financial year 2002 reached €9.06 billion, as compared to €9.83 billion for the financial year 2001. For the activities of Schneider Electric Industries S.A. (Merlin Gerin, Telemecanique, Square D, and Modicon), at a constant scope of consolidation and at constant exchange rates, revenues for the financial year 2002 declined by 5.2% as compared to the same period in 2001.

At a constant scope of consolidation, the Company's revenues from activities outside of France accounted for 85.1% of the Company's consolidated revenues for the financial year 2002, as compared to 84.9% for the same period in 2001.

Please do not hesitate to contact me if you have any questions in respect of this matter.

Yours sincerely,

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Eden Quainton

Enc.

Schneider Electric

29/01/03 08:58

**SCHNEIDER ELECTRIC SA**
**Société Anonyme au Capital de 1 926 503 240 Euros**
**Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison**
**542 048 574 RCS Nanterre**
**SIRET 542 048 574 017 67**
**APE 741 J**

# CHIFFRE D'AFFAIRES CONSOLIDE POUR L'ANNEE 2002
(en millions d'euros)

| | **2002** | **2001** (à périmètre comparable) | **2001** |
|---|---|---|---|
| Premier trimestre | 2 247 | 2 452 | 2 417 |
| Deuxième trimestre | 2 329 | 2 541 | 2 516 |
| Troisième trimestre | 2 268 | 2 465 | 2 472 |
| Quatrième trimestre | 2 217 | 2 421 | 2 423 |
| Total | 9 061 | 9 879 | 9 828 |
| *dont réalisé à l'étranger* | *7 708* | *8 396* | *8 345* |

A périmètre courant, le chiffre d'affaires consolidé de SCHNEIDER ELECTRIC SA s'est élevé pour l'année 2002, à 9,06 milliards d'euros contre 9,83 milliards d'euros en 2001. Pour les activités de SCHNEIDER ELECTRIC INDUSTRIES S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), l'activité pour l'année 2002 à périmètre et taux de change constants diminue de 5,2 % par rapport à la période comparable de 2001.

A structure courante, le chiffre d'activité consolidé réalisé à l'étranger passe de 84,9 % du chiffre total d'activité pour l'année 2001 à 85,1 % pour la même période en 2002.

ooOoo